Cypress Energy Partners, L.P.

5727 S. Lewis Avenue, Suite 300

Tulsa, OK 74105

March 26, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Karina Dorin, Staff Attorney

Office of Natural Resources

Re:	Cypress Energy Partners, L.P.

Registration Statement on Form S-3

File No. 333-230380

Dear Ms. Dorin:

On behalf of Cypress Energy Partners, L.P. (the “Partnership”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m., Washington, D.C. time, on March 28, 2019, or as soon as practicable thereafter, unless the Partnership notifies you otherwise prior to such time.

Please contact our counsel, Ryan J. Maierson of Latham & Watkins LLP, at (713) 546-7420 to provide notice of effectiveness or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

Very truly yours,

CYPRESS ENERGY PARTNERS, L.P. By: Cypress Energy Partners GP, LLC

By:	/s/ Jeffrey A. Herbers
Jeffrey A. Herbers
Vice President and Chief Financial Officer

cc:	Ryan J. Maierson, Latham & Watkins LLP